Filed Pursuant to Rule 433
Registration No. 333-277211

HSBC USA Inc.
Market Linked Securities

Market Linked Securities—Auto-Callable with Fixed Coupon and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the Lowest Performing of the Common Stock of Marvell Technology, Inc., the Class A Common Stock of Palantir Technologies Inc., the Common Stock of Intel Corporation and the Common Stock of Western Digital Corporation, due August 27, 2029

Term Sheet to Free Writing Prospectus dated August 7, 2026

Summary of Terms

Issuer	HSBC USA Inc. ("HSBC")
Market Measures	The common stock of Marvell Technology, Inc. ("MRVL"), the Class A common stock of Palantir Technologies Inc. ("PLTR"), the common stock of Intel Corporation ("INTC") and the common stock of Western Digital Corporation ("WDC") (each referred to as an "Underlying Stock," and collectively as the "Underlying Stocks")
Face Amount (Original Offering Price)	The principal amount of $1,000 per security
Pricing Date*	August 21, 2026
Issue Date*	August 26, 2026
Final Calculation Day*	August 22, 2029
Stated Maturity Date*	August 27, 2029
Coupon Payments	On each coupon payment date, you will receive a fixed coupon payment at a per annum rate equal to the coupon rate (each a "coupon payment"). Each coupon payment will be calculated per security as follows: ($1,000 × coupon rate) / 12
Coupon Rate	At least 17.50% per annum, to be determined on the pricing date
Coupon Payment Dates*	Monthly, on the 26th of each January, February, March, April, May, June, July, August, September, October, November and December, commencing September 2026 and ending on the stated maturity date, unless called earlier
Automatic Call	If the stock closing price of the lowest performing Underlying Stock on any call date is greater than or equal to its starting price, the securities will be automatically called, and on the related call settlement date, you will be entitled to receive a cash payment per security in U.S. dollars equal to the face amount plus a final coupon payment. The securities will not be subject to automatic call until the sixth calculation day, which is approximately six months after the issue date.
Call Dates*	Monthly, on the third business day prior to each coupon payment date, commencing February 2027 and ending July 2029, inclusive.
Call Settlement Dates*	Three business days after the applicable call date.
Maturity Payment Amount (per security)	If the securities are not automatically called prior to maturity, in addition to the final coupon payment: • If the ending price of the lowest performing Underlying Stock on the final calculation day is greater than or equal to its threshold price: $1,000; or • If the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price: $1,000 × (performance factor of the lowest performing Underlying Stock + buffer amount)
Lowest Performing Underlying Stock	For any call date and for the final calculation day, the Underlying Stock with the lowest performance factor on that date.
Performance Factor	With respect to an Underlying Stock on any call date and on the final calculation day, its stock closing price on such date divided by its starting price (expressed as a percentage).
Buffer Amount	20%
Starting Price	For each Underlying Stock, its stock closing price on the pricing date
Ending Price	For each Underlying Stock, its stock closing price on the final calculation day
Threshold Price	For each Underlying Stock, 80% of its starting price

*Subject to change

Summary of Terms (Continued)

Calculation Agent	HSBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent's Commission and Other Fees	Up to 2.325%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 1.75% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to 0.30% per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	40447EZN9 / US40447EZN92
Material Tax Consequences:	See the free writing prospectus.

Hypothetical Payout Profile (Maturity Payment Amount)



80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Security Return at Maturity
20% buffer protection
Return of the lowest performing underlying stock at maturity
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
Hypothetical Security Return
Hypothetical Return of the lowest performing underlying stock

If the securities are not automatically called prior to maturity and the ending price of the lowest performing Underlying Stock on the final calculation day is less than its threshold price, you will have 1-to-1 downside exposure to the decrease in the price of the lowest performing Underlying Stock in excess of the buffer amount and will lose some, and possibly up to 80%, of the face amount of your securities at maturity.

Any positive return on the securities will be limited to the sum of your coupon payments. You will not participate in any appreciation of any Underlying Stock, but you will have up to 80% downside exposure to the lowest performing Underlying Stock if the ending price is less than the downside threshold price.

The estimated initial value of the securities on the pricing date is expected to be between $921.00 and $961.00 per security, which will be less than the original offering price. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" in the accompanying free writing prospectus.

Free writing prospectus:
https://www.sec.gov/Archives/edgar/data/83246/000110465926092664/tm2622022d92_fwp.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-9 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying free writing prospectus, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities. If the terms described in the free writing prospectus are inconsistent with those described herein, the terms described in the free writing prospectus will control.

Selected Risk Considerations

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities

- If The Securities Are Not Automatically Called Prior To Maturity, You May Lose Some, And Possibly Up To 80%, Of The Face Amount Of Your Securities At Maturity.
- The Securities Are Subject To The Full Risks Of Each Underlying Stock And Will Be Negatively Affected If Any Underlying Stock Performs Poorly, Even If The Other Underlying Stocks Perform Favorably.
- If The Securities Are Not Called Prior To Stated Maturity, The Maturity Payment Amount Will Depend Solely On The Performance Of The Lowest Performing Underlying Stock On The Final Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlying Stocks.
- You Will Be Subject To Risks Resulting From The Relationship Among The Underlying Stocks.
- You May Be Exposed To A Decline In Lowest Performing Underlying Stock In Excess Of The Buffer Amount, But Will Not Participate In Any Positive Performance Of Any Underlying Stock, And Your Maximum Possible Return On The Securities Will Be Limited To The Sum Of All Coupon Payments.
- Higher Coupon Rates Are Associated With Greater Risk.
- You Will Be Subject To Reinvestment Risk.
- A Coupon Payment Date, A Call Settlement Date And The Stated Maturity Date May Be Postponed If A Call Date Or The Final Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of HSBC

- The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market

- The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.
- The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.
- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.
- The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
- The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Underlying Stocks

- The Maturity Payment Amount And Whether The Securities Are Automatically Called Will Depend Upon The Performance Of The Underlying Stocks And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.
  - *Investing In The Securities Is Not The Same As Investing In The Underlying Stocks.*
  - *Historical Prices Of An Underlying Stock Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Securities.*
  - *The Securities May Become Linked To The Common Stock Of A Company Other Than Any Original Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Cannot Control Actions By Any Underlying Stock Issuer.*
  - *We, The Agent And Our Respective Affiliates Have No Affiliation With Any Underlying Stock Issuer And Have Not Independently Verified Their Public Disclosure Of Information.*
  - *You Have Limited Anti-dilution Protection.*

Risks Relating To Conflicts Of Interest

- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

Risks Relating To Tax

- The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.